[Dewey & LeBoeuf LLP Letterhead]
January 25, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds Assistant Director

Re:	The Talbots, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed December 23, 2009 File No. 333-163955
Dear Mr. Reynolds:
          On behalf of our client, The Talbots, Inc. (“Talbots”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 22, 2010, with respect to Amendment No. 1 to the registration statement on Form S-4 filed with the Commission on January 21, 2010 (SEC File No. 333-163955) (the “Form S-4”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Form S-4, and we have enclosed five courtesy copies of such Amendment No. 2 marked to reflect changes from the Form S-4.
          In this letter, each of the Staff’s comments is indicated in italics, followed by Talbots’ and, where applicable, BPW Acquisition Corp.’s (“BPW”) responses thereto. Page number references in the responses below are to the marked copies of Amendment No. 2 to the Form S-4.
Unaudited Pro Forma Condensed Combined Financial Information, page 18
1.	We note Adjustment (D) to your pro forma balance sheet, which records the issuance of Talbots common stocks and warrants to BPW stockholders and warrant holders. Please revise to clarify how you calculated the amount of the adjustments.
          In response to the Staff’s comment, the disclosure on pages 21 and 26 of Amendment No. 2 to the Form S-4 has been revised to clarify how the amount of the adjustments were calculated.

Division of Corporation Finance
Securities and Exchange Commission
January 25, 2010

Opinion Rendered by Financo to the BPW Board of Directors, page 48
2.	We partially reissue comment 14 from our letter dated January 15, 2009. Please revise to identify the range for each calculation of the selected comparable companies and precedent transactions derived by Financo. We note the disclosure, for example, on page 51 that Financo derived and compared “the ratio of the company’s TEV on December 4, 2009, to LTM earnings before interest and taxes, and the ratio of the company’s closing price per common share on December 4, 2009, to LTM earnings per share.”
          In response to the Staff’s comment, we have revised the disclosure on pages 50 through 54 of Amendment No. 2 to the Form S-4 regarding the comparable companies analysis and precedent transaction analysis to identify clearly:
•	the types of multiples that were used by Financo in the comparable company analysis and precedent transaction analysis;

•	the value of each multiple for each comparable company and precedent transaction;

•	the high, low, mean and median (i.e., the range) of the values of each multiple of the comparable companies and precedent transactions;

•	the actual range of multiples used by Financo to derive ranges of the implied enterprise value of Talbots in the comparable company and precedent transaction analysis, which multiple ranges reflect Financo’s judgment with respect to the comparability of individual companies or transactions and an adjustment for Talbots’ credit card operations; and

•	the range of enterprise values of Talbots implied by each type of multiple used in the comparable company and precedent transaction analysis.
3.	We partially reissue comment 13 from our letter dated January 15, 2009. Please identify the “selected range of multiples” that Financo applied to corresponding metrics of Talbots to derive a reference range for implied enterprise value for both the comparable companies analysis and the precedent transactions analysis.
          We have revised the disclosure in the comparable companies analysis and precedent transaction analysis on pages 52 and 54 of Amendment No. 2 to the Form S-4 to make clear that the multiple ranges disclosed as “Precedent Low/High Reference Ranges” are the “selected range of multiples” that Financo applied to corresponding metrics of Talbots to derive a reference range for implied enterprise value.
4.	We reissue comment 11 from our letter dated January 15, 2009. We note that Financo has provided the implied value of Talbots as a whole. However, it continues to remain unclear how this information relates to the value placed upon the shares to be issued in this transaction, which has been disclosed on a per share basis. Please revise to clarify.

Division of Corporation Finance
Securities and Exchange Commission
January 25, 2010

          In response to the Staff’s comment, we have added further disclosure on page 55 of Amendment No. 2 to the Form S-4 that explains how the value placed upon the shares of Talbots common stock to be issued in the transaction was calculated from the implied value of Talbots as a whole.
Exhibits
5.	Your legality opinion states that you are admitted to the bar of the state of New York. Please provide the basis for this statement, as it appears to place a limitation on the opinion.

We have revised the legality opinion included as Exhibit 5.1 to Amendment No. 2 to the Form S-4 to address the Staff’s comment.

6.	We reissue comment 17 from our letter dated January 15, 2009. The fee letter appears to be a part of the GE Capital Commitment Letter and therefore should be filed as an exhibit.
          In response to the Staff’s comment, the GE fee letter has been included as Exhibit 99.08 to Amendment No. 2 to the Form S-4.
*****
          We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6640 or Ivan J. Presant at (212) 259-7405.
          We thank the Staff in advance for its assistance.

Sincerely,
/s/ Morton A. Pierce

Morton A. Pierce

Enclosures

cc:	Richard T. O’Connell, Jr., The Talbots, Inc.
Matthew M. Guest, Esq., Wachtell, Lipton Rosen & Katz LLP
Bruce Mendelson, Esq., Akin Gump Strauss Hauer & Feld LLP
Mark Zvonkovic, Esq., Akin Gump Strauss Hauer & Feld LLP